UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of December 2006

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: December 11, 2006

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CAMTEK INTRODUCES PEGASUS 200S –
A NEW HDI SUBSTRATE INSPECTION SYSTEM

MIGDAL HA’EMEK, Israel, December 11, 2006 – Camtek Ltd. (Nasdaq: CAMT, TASE: CAMT) announced today the introduction of Pegasus 200S – a new model in Camtek’s Pegasus product line of automated optical inspection (AOI) systems for finished high-density interconnect substrates (HDI-S).

The Pegasus 200s has completed a series of field tests at customers’ sites. Camtek has installed so far around ten systems of the new model, the majority of which have already been qualified for production.

“We have been witnessing a growing interest in replacing the manual quality assurance operation by an automatic yet intelligent inspection equipment” commented Yankee Yavor, VP of PCB and HDI-S inspection products at Camtek. “We believe that the new Pegasus model delivers the throughput and intelligent logic to become a standard tool in the fast-growing HDI substrate industry.”

ABOUT PEGASUS 200S
Pegasus 200S is an advanced Automated Optical Inspection (AOI) system dedicated to the inspection of finished High-Density Interconnect Substrates (HDI-S) such as PBGA & CSP strips, and other gold plated applications.

The Pegasus 200S is equipped with a new high-sensitivity CCD camera and with dedicated illumination systems, especially designed and optimized for the inspection of plated metallic surfaces (gold / silver / tin / OTC) and for solder mask materials. Its enhanced Image Acquisition system, along with its robust image processing engine, enable the detection of fine defects and micro-cracks in demanding applications.

Thanks to its technological advantages, the Pegasus 200S raises the standards of final inspection in the HDI-S industry by enabling the detection of critical defects on both the interconnect pads and solder mask areas, providing high throughput and yield improvement of the final product.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION
CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Ronit Dulberg, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-54-9050776	Fax: +972 544 246720	kenny@gk-biz.com
ronitd@camtek.co.il		ehud@gk-biz.com

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